UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Amendment No. 1*)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Axovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.00001

(Title of Class of Securities)

G0750W104

(CUSIP Number)

Patrick Machado

c/o Roivant Sciences Ltd.

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0750W104

1.	Name of Reporting Person Patrick Machado

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO - other

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares (see Item 5)

	8.	Shared Voting Power 0 Common Shares (see Item 5)

	9.	Sole Dispositive Power 0 Common Shares (see Item 5)

	10.	Shared Dispositive Power 89,285,714 Common Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,285,714 Common Shares (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 73.1% (see Item 5)

14.	Type of Reporting Person IN

EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 1 (this “Amendment”) amends and supplements certain items of the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2016 (the “Original Schedule 13D”, and together with this Amendment, the “Schedule 13D”).

Item 1. Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the common shares, $0.00001 par value (the “Common Shares”), of Axovant Sciences Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom, +44 (117) 918-1293.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is amended and restated as follows:

(a)                                 This Amendment is being filed by Patrick Machado (the “Reporting Person”).

(b)                                 The address of the Reporting Person is c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom, +44 (117) 918-1293.

(c)                                  The Reporting Person serves on the board of directors of Chimerix, Inc., Endocyte, Inc. and SCYNEXIS, Inc., which are all publicly traded  biopharmaceutical companies. The Reporting Person also serves on the board of Adverum Biotechnologies, Inc., a publicly traded biotechnology company, and is the chair of the board of directors of Armaron Bio Pty. Ltd., a privately held biotechnology company. The address of Chimerix, Inc. is 505 Meridian Parkway, Suite 100, Durham, North Carolina. The address of Endocyte, Inc. is 3000 Kent Avenue, Suite A1-100, West Lafayette, Indiana. The address of SCYNEXIS, Inc. is 101 Hudson Street, Suite 3610, Jersey City, New Jersey. The address of Armaron Bio Pty. Ltd. is Level 1/120 Jolimont Road, East Melbourne 3002 VIC Australia.

(d) - (e)         During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and restated as follows:

89,285,714 Common Shares reported herein are directly owned by Roivant Sciences Ltd. (“Roivant”). The Issuer, prior to its initial public offering on June 11, 2015, was a wholly-owned subsidiary of Roivant.

To the extent required by Item 3, the information set forth or incorporated in Items 4 and 5 is hereby incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented as follows:

The Reporting Person is filing this Amendment as a result of his current position as an Independent Director of Roivant. On June 5, 2018, Roivant entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell to Roivant 14,285,714 Common Shares at a purchase price of $1.75 per share in a private placement (the “Private Placement”), equal to the per share closing price of the Common Shares on the Nasdaq Global Select Market on June 5, 2018. Roivant provided the financing in connection with the Issuer’s entry into a license agreement with Oxford BioMedica (UK) Ltd. for the development and commercialization of OXB-102 (now AXO-Lenti-PD) and related gene therapy products for all diseases and conditions.

Roivant remains the direct owner of its 89,285,714 Common Shares, which includes the 75,000,000 Common Shares Roivant beneficially owned before the Issuer’s initial public offering. As the approval of the Reporting Person as an Independent Director, and, to the extent one other Independent Director is serving, that other Independent Director, is needed for Roivant to dispose of the Common Shares, the Reporting Person may be deemed to have dispositive power over, and to be an indirect beneficial owner of, all Common Shares directly beneficially owned by Roivant. The Reporting Person shares dispositive power over Roivant’s 89,285,714 Common Shares with the other Independent Director of Roivant currently serving. This filing shall not be deemed an admission that the Reporting Person and any other Independent Director constitute a “group” for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended.

The Private Placement is expected to close in July 2018, subject to satisfaction or waiver of customary closing conditions. As a condition to the closing of the Share Purchase Agreement, the Issuer is required to obtain written consents of its stockholders sufficient to approve the issuance of the Common Shares to Roivant under Rule 5635(a) of The Nasdaq Stock Market LLC. Because Roivant, as a controlling shareholder, is providing such consent, Roivant is deemed to beneficially own the 14,285,714 Common Shares to be issued and sold in the Private Placement as of the date of the Share Purchase Agreement, when there were no material contingencies to beneficial ownership outside of its control. The consent will not formally take effect until 20 calendar days after the Issuer gives or sends to stockholders its definitive information statement on Schedule 14C.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The information contained on each of the cover pages of this Amendment and set forth or incorporated in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a) - (b)        As an Independent Director with dispositive power over the Common Shares directly owned by Roivant, the Reporting Person may be deemed an indirect beneficial owner of the 89,285,714 Common Shares directly owned by Roivant.

The aggregate number of Common Shares beneficially owned by the Reporting Person and the numbers of Common Shares as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on lines 7 through 11 of the cover sheet of this Amendment. The percentage of outstanding Common Shares that may be deemed to be beneficially owned by the Reporting Person is set forth on line 13 of the cover sheet of this Amendment. Such percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect as described in Item 4, subject to no material contingencies outside of Roivant’s control.

The Reporting Person disclaims beneficial ownership in all of the Common Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein. Except as disclosed in this Amendment, the Reporting Person does not beneficially own any Common Shares or have the right to acquire any Common Shares, and does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Person may be deemed to beneficially own.

(c)                                  Except as described in this Amendment, the Reporting Person has not effected any transactions in the Common Shares during the last 60 days.

(d)                                 To the best knowledge of the Reporting Person, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e)                                  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2018

Patrick Machado

/s/ Marianne Romeo Dinsmore
Name: Marianne Romeo Dinsmore
Title: Authorized Signatory